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                                                                       Exhibit 3
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                          STERLING SOFTWARE ANNOUNCES
                           SHARE PURCHASE RIGHTS PLAN



DALLAS, TEXAS (December 18, 1996) Sterling Software, Inc. (SSW - NYSE) today announced board action adopting a share purchase rights plan that provides for rights to be issued to stockholders of record on December 31, 1996. The rights plan is intended to protect Sterling Software and its stockholders against potentially coercive takeover practices or takeover bids which are inconsistent with the interests of the Company and its stockholders.

Sterling L. Williams, Sterling Software's president and chief executive officer, commented, "This action was not taken in response to any pending takeover or proposed change in control of the Company. The rights plan is simply a precautionary measure. In fact, the adoption of a share purchase rights plan has become common practice in major American companies and a well accepted approach to ensuring that all stockholders receive a fair price and are treated equally in the event of a takeover."

Under the plan, the rights will initially trade together with Sterling Software's common stock and will not be exercisable. In the absence of further board action, the rights generally will become exercisable, and allow the holder to acquire Sterling Software common stock at a discounted price, if a person or group acquires 15% or more of the outstanding shares of Sterling Software's common stock. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price. The plan also includes an exchange option that would permit the Board of Directors, if the rights become exercisable, to effect an exchange of part or all of the rights for shares of Sterling Software's common stock. Rights held by persons who exceed the applicable threshold will be void.

Sterling Software's Board of Directors may amend the Plan and may redeem all rights at any time prior to the rights becoming exercisable. The rights will expire December 31, 2006.

The issuance of the rights is not a taxable event, will not affect Sterling Software's reported financial condition or results of operations (including earnings per share) and will not change the way in which Sterling Software's common stock is currently traded.

Sterling Software is a leading worldwide provider of software products and services for applications management and systems management, as well as highly technical professional services for the federal government. The company is also an international distributor for certain Sterling Commerce, Inc. (SE-NYSE) products. Sterling Software, with its headquarters in Dallas, has a worldwide installed base of more than 20,000 customer sites and has 2,600 employees in 70 offices worldwide.
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CONTACT:

     Julie Kupp
     Vice President, Investor Relations
     Sterling Software, Inc.
     (214) 891-8600

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